NMC Income Statement	Exhibit A-5

2001

Revenue Billed	$262,937,386
Utility Inventory Change	(12,449)
Revenue	262,924,937

Labor & Employee Benefits	218,873,358
Employee & Travel Costs	5,826,372
Contracted/Third Party Exp	24,350,986
Consumption Goods	368,643
Utility Costs	158,863
Insurance	695,962
Depreciation	1,628,348
Dues & Subscriptions	4,623,739
Administrative Costs	5,361,210
Other Expenses	870,771
Costs	262,758,252

Other Income	523,725

Net Income/(Loss)	$690,410